SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2010

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Business (Preliminary) Results
* The preliminary results shown in this table may differ from the final results
1. Details

					Year to Year
		Current Term	Previous Term		Comparison
Classification		(fourth quarter	(third quarter		(fourth quarter
(unit: in million Won, %)		of 2009)	of 2009)	Changes	of 2008)	Changes
Sales Amount	Current Results	3,100,103	3,056,721	1.42%	3,006,818	3.10%
	Accumulative Results	12,101,184	9,001,081	—	11,674,662	3.65%
Operating Income	Current Results	443,146	618,785	-28.38%	468,838	-5.48%
	Accumulative Results	2,179,337	1,736,191	—	2,059,896	5.80%
Ordinary Income	Current Results	263,356	565,880	-53.46%	118,085	123.02%
	Accumulative Results	1,657,343	1,393,987	—	1,506,076	10.04%
Current Net Profit	Current Results	244,235	415,713	-41.25%	263,123	-7.18%
	Accumulative Results	1,288,340	1,044,104	—	1,277,658	0.84%
—		—	—	—	—	—

2. Source of Data		Data Provider		SK Telecom IR Team
		Provided for		Analysts and Institutional Investors
		Date of Provision		January 28, 2010 / 16:00 (Seoul Time)
		Related Event(Location)		Conference Call for the year ended December 31, 2009 (SK Telecom Headquarter, Conference Room)

3. Contact Information		Supervisor		IRTeam, Tae Jin Park (+82-2-6100-2400)
		Organizer		IRTeam, Kyung Hwan Chung (+82-2-6100-1635)
		Organizing Team		—

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: January 28, 2010

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